Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

31 DECEMBER 2016

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2016.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below. All Directors were in office for the entire period, except as noted below.

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Mr. Grahame J. Leonard AM (Non-Executive Director)

Dr. Paul A. Kasian (Non-Executive Director)

Dr. Lindsay Wakefield (Non-Executive Director)

Mr. Eutillio Buccilli (Executive Director)

Review and results of operations

Financial overview

During the period under review, the consolidated entity continued to operate in the molecular diagnostics sector, focussing its energies and resources on the further expansion of its U.S.-based business and the distribution of its proprietary breast cancer risk assessment test BREVAGenplus®. The total comprehensive loss of the consolidated entity for the financial half-year ended 31 December 2016 was $4,047,061 (2015: $3,019,678). The net cash flows used in operations during the half-year were 15% lower than the previous corresponding period ($3,776,718 as compared to $4,444,201). Overall, total cash and cash equivalents for the half-year ended 31 December 2016 increased by $3,822,054 to $15,001,741 at balance date.

BREVAGenplus® breast cancer risk test

The Company’s lead product, BREVAGenplus, is a clinically validated, easy-to-use, predictive risk assessment test for women at risk of developing sporadic, or non-hereditary, breast cancer. The Company markets BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). Results from BREVAGenplus provide physicians with valuable information to assist in developing a patient-specific management plan. BREVAGenplus combines genetic information with a common, questionnaire-based, method of breast cancer risk-assessment to provide a more accurate estimate of a woman’s risk of developing breast cancer.

During the half year under review, an internal review conducted by the Company of the BREVAGenplus test, revealed a number of changes that could be made to improve the underlying science base and the tests marketability. These changes have since been implemented. The changes provide multiple benefits. It simplifies the data-input requirement by the physician, aligns the product more firmly with U.S. clinical guidelines, in particular, the United States Preventative Services Task Force (USPSTF) recommendation statement on chemoprevention of breast cancer, and automatically strengthens the validation data by tying the test to a multinational study of approximately 80,000 women.

Aligning the BREVAGenplus test with professional guidelines, in particular, alignment with the USPSTF recommendation statement on risk reduction automatically confers clinical utility as a means of adherence to that recommendation, and clearly strengthens BREVAGenplus’ role in personal healthcare management, thus, representing a marked improvement in product positioning. Furthermore, existing Tamoxifen recommendation studies provide crystal clear ‘clinical utility’, with physicians now obligated to offer breast cancer risk assessment to their patients. The simplification of the test questionnaire is designed to enable physicians to easily incorporate BREVAGenplus testing into their daily routine. A recent survey found that up to 76% of clinicians never calculate breast cancer risk, Cancer Detect Prev (2015) 31(5): 375-83, indicating that a sufficiently easy to perform test, like BREVAGenplus, would help physicians satisfy their obligation to the patient.

Review and results of operations (cont.)

A comprehensive manuscript, describing the scientific basis for the product change, supported by a detailed statistical analysis, was submitted for publication on 15 February 2017.

Given the realignment of the product to USPSTF guidelines on risk reduction, the output of two questionnaire- based clinical studies, which commenced in Q4 FY16, is being re-evaluated to ensure that we maintain our messaging alignment with those guidelines. The outcome of this re-evaluation may impact the decision to go to publication, or at the very least, focus our attention to only that data directly relevant to the guidelines. A third longer term prospective clinical study, examining patient outcomes based on a 5-year follow-up after BREVAGenplus testing, is in the latter stage of development. It too will be specifically aligned with current guidelines.

Colorectal cancer risk assessment test

On the 29 November 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialisation of a novel colorectal cancer (CRC) risk assessment test.

The core technology behind this test was developed by Professor Mark Jenkins and his research team at the University’s Centre for Epidemiology and Biostatistics. Results from preliminary modelling studies were first published online in Future Oncology on 1 February 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,” 2016 Feb: 12(4), 503-13. This simulated case- control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. In practice, the technology could be used to identify people at high risk for CRC who should be subjected to intensive screening, ultimately reducing the risk of occurrence and death from the disease. Those identified as low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse events and unjustified expenses. A scientific validation study supporting this work is nearing completion and is expected to be submitted for publication by end of April 2017.

The fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing infrastructure and processes. The CRC test represents a significant milestone for the Company as it seeks to diversify its product pipeline and become a key player in the SNP-based cancer risk assessment landscape. The commercial development strategy for the CRC test will benefit from the BREVAGenplus experience in the marketplace.

The partnership with the University is comprehensive and highlights the Company’s overall corporate mission to become a leader in the cancer genomics focused diagnostics’ industry while enhancing its pipeline of risk assessment products.

Impairment of Assets

The Company impairs assets in accordance with AASB 136 (IAS 36) Impairment of Assets. This standard prescribes that at an impairment loss must be recognised if an assets carrying value exceeds its recoverable amount (refer Note 2 for more details). Management prepares internal valuations of each asset annually (or more frequently should indicators of impairment be identified). The valuations are reviewed and consideration is given as to whether there are indicators of impairment which would warrant impairment testing. The slow growth rates currently being experienced in the market adoption of the BREVAGenplus breast cancer risk assessment test has resulted in a non-cash impairment of $544,694 being recognised in the 31 December half year financial report. Details of the impairment testing conducted are included in note 8 to these accounts

Significant changes in the state of affairs

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

There have been no significant events which have occurred after balance date.

Further information

Further information concerning the operations and financial condition of the consolidated entity can be found in the reports and releases made by the Company to the Australian Securities Exchange during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditor, PricewaterhouseCoopers, which has been reproduced on page 4 of this Report.

Signed in accordance with a resolution of the Directors.

/s/ Malcolm R. Brandon
DR. MALCOLM R. BRANDON
Non-Executive Chairman

Melbourne, 23 February 2017

Auditor’s Independence Declaration

As lead auditor for the review of Genetic Technologies Limited for the half-year ended 31 December 2016, I declare that to the best of my knowledge and belief, there have been:

(a)                       no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)                       no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

/s/ Sam Lobley
Sam Lobley	Melbourne
Partner	23 February 2017
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)

	Notes	Half-year ended 31 December 2016 $	Half-year ended 31 December 2015 $
Revenue from continuing operations - genetic testing services		369,136	393,054
Less: cost of sales	3	(296,151)	(289,038)
Gross profit from continuing operations - genetic testing services		72,985	104,016
Other revenue	4	—	263,168
Other income and expenses	5	156,382	123,498
Selling and marketing expenses		(1,392,758)	(1,693,071)
General and administrative expenses		(1,633,982)	(1,500,053)
Licensing, patent and legal costs		(31,916)	(67,988)
Laboratory and research and development costs		(1,099,505)	(1,160,797)
Impairment of intangible assets expense	8	(544,694)	—
Net foreign exchange gain/ ( loss)		401,124	(415,320)
Loss from operations before income tax expense		(4,072,364)	(4,346,547)
Income tax expense		—	—
Loss for the half-year		(4,072,364)	(4,346,547)

Other comprehensive profit
Items that may be reclassified to profit or loss
Exchange gains / (losses) on translation of controlled foreign operations		25,303	1,326,869
Other comprehensive profit for the half-year, net of tax		25,303	1,326,869
Total comprehensive loss for the half-year		(4,047,061)	(3,019,678)

Loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(4,072,364)	(4,346,547)
Loss for the half-year		(4,072,364)	(4,346,547)

Total comprehensive loss for the half-year is attributable to:
Owners of Genetic Technologies Limited		(4,047,061)	(3,019,678)
Total comprehensive loss for the half-year		(4,047,061)	(3,019,678)

Loss per share attributable to owners of the Company and from continuing operations:
Basic loss per share (cents per share)	7	(0.22)	(0.25)
Diluted loss per share (cents per share)	7	(0.22)	(0.25)

The above condensed consolidated statement of comprehensive income/ (loss) should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 31 December 2016 $	As at 30 June 2016 $
ASSETS
Current assets
Cash and cash equivalents		15,001,741	11,179,687
Trade and other receivables		733,658	630,773
Prepayments and other assets		321,263	320,610
Total current assets		16,056,662	12,131,070

Non-current assets

Property, plant and equipment		418,340	550,139
Intangible assets	8	—	608,477
Total non-current assets		418,340	1,158,616
Total assets		16,475,002	13,289,686

LIABILITIES
Current liabilities
Trade and other payables		1,145,427	837,983
Provisions		554,593	494.206
Total current liabilities		1,700,020	1,332,189

Non-current liabilities
Provisions		67,042	74,308
Total non-current liabilities		67,042	74,308
Total liabilities		1,767,062	1,406,497
Net assets		14,707,940	11,883,189

EQUITY
Contributed equity	10	122,094,819	115,272,576
Reserves		6,129,733	6,054,861
Accumulated losses		(113,516,612)	(109,444,248)
Total equity		14,707,940	11,883,189

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	Half-year ended 31 December 2016 $	Half-year ended 31 December 2015 $
Cash flows from / (used in) operating activities
Receipts from customers		361,817	608,160
Payments to suppliers and employees		(4,130,744)	(5,069,856)
Interest received		25,694	17,495
Net cash flows used in operating activities		(3,743,233)	(4,444,201)

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment		(19,416)	(263,698)
Proceeds from the sale of plant and equipment		49,650	—
Net cash flows from / (used in) investing activities		30,234	(263,698)

Cash flows from / (used in) financing activities
Proceeds from the issue of shares		8,049,369	—
Equity transaction costs		(952,848)	(1,654)
Net cash flows from / (used in) financing activities		7,096,521	(1,654)
Net increase / (decrease) in cash and cash equivalents		3,383,522	(4,709,553)
Cash and cash equivalents at the beginning of the period		11,179,687	18,341,357
Net foreign exchange difference		438,532	887,737
Cash and cash equivalents at the end of the period		15,001,741	14,519,541

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Contributed equity $	Reserves $	Accumulated losses $	Total equity $
Balance at 1 July 2015	115,247,128	4,697,403	(100,985,283)	18,959,248

Loss for the half-year	—	—	(4,346,547)	(4,346,547)
Other comprehensive income	—	1,326,869	—	1,326,869
Total comprehensive loss	—	1,326,869	(4,346,547)	(3,019,678)

Transactions with owners in their capacity as owners
Contributions of equity net of transaction costs	25,448	—	—	25,448
Share-based payments	—	11,338	—	11,338
	25,448	11,338	—	36,786
Balance at 31 December 2015	115,272,576	6,035,610	(105,331,830)	15,976,356

Balance at 1 July 2016	115,272,576	6,054,861	(109,444,248)	11,883,189

Loss for the half-year	—	—	(4,072,364)	(4,072,364)
Other comprehensive income	—	25,303	—	25,303
Total comprehensive loss	—	25,303	(4,072,364)	(4,047,061)

Transactions with owners in their capacity as owners
Contributions of equity net of transaction costs	6,822,243	—	—	6,822,243
Share-based payments	—	49,569	—	49,569
	6,822,243	49,569	—	6,871,812
Balance at 31 December 2016	122,094,819	6,129,733	(113,516,612)	14,707,940

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
Half-year ended 31 December 2016

1.              BASIS OF PREPARATION OF HALF-YEAR REPORT

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2016 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this Report is to be read in conjunction with the annual report for the year ended 30 June 2016 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.              CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Going concern

During the financial half-year, the consolidated entity incurred a total comprehensive loss after income tax of $4,047,061 (2015: $3,019,678) and net cash outflows from operations of $3,776,718 (2015: $4,444,201). As at 31 December 2016, the consolidated entity held cash reserves of $15,001,741.

The cash generated from revenue combined with its existing cash reserves will enable the Company to fund its operations in the next twelve months from the date of this report.

However, the Company is aware that the long term viability of the Company is directly dependent on the ability to grow revenue, control costs and raise additional funds via the issuance of new equity should the need arise. Any issuance of new equity will be subject to normal risks and therefore could impact the ability of the Company to continue as a going concern. However, the Directors believe that the Company would be successful in raising new funds if the need arises and have prepared the financial report on a going concern basis.

Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets

During the financial half-year, the Company recognised an impairment expense of $544,694 as detailed in note 8 below, in line with the following accounting policy.

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

2.              CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

Impairment of intangible assets (cont.)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

Revenue from the sale of BREVAGen tests

In accordance with revenue recognition principles, the Group recognises the revenue from the sale of BREVAGenTM and BREVAGenplus® test on an accruals basis. This requires the Group to estimate the amount of revenue expected to be received based on the historical data of amounts received from tests sold since the launch of BREVAGenTM and BREVAGenplus®. The accrual estimate may be impacted by the recoverability of the amounts via the U.S. healthcare reimbursement system.

	Consolidated
	Half-year ended 31 December 2016 $	Half-year ended 31 December 2015 $
3. COST OF SALES

Inventories used	101,822	96,504
Direct labour costs	91,822	116,743
Depreciation expense	31,285	71,041
Inventories written off	71,222	4,750
Total cost of sales	296,151	289,038

4. OTHER REVENUE

License fees received	—	215,326
Royalties and annuities received	—	47,842
Total other revenue	—	263,168

5. OTHER INCOME AND EXPENSES

Research and development tax incentive	81,500	48,000
Rental income	—	58,003
Interest Revenue	25,666	17,495
Gain on disposal of fixed assets	49,216	—
Total other income and expenses	156,382	123,498

	Consolidated
	Half-year ended 31 December 2016 $	Half-year ended 31 December 2015 $
6. EXPENSES

Amortisation of intangible assets	63,783	63,783
Depreciation of fixed assets	104,205	109,539
Employee benefits expenses	1,863,265	2,012,986

7. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:
Loss for the half-year attributable to the owners of Genetic Technologies Limited	(4,072,364)	(4,346,547)

Weighted average number of ordinary shares used in calculating loss per share (as at 31 December 2016 and 31 December 2015)	1,813,108,811	1,715,146,337

Note:        None of the 53,852,778 (31 December 2015: 49,977,778) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares.

8.              INTANGIBLE ASSETS

	Consolidated
	As at	As at
	31 December 2016	30 June 2016
	$	$
Patents
Patents, at cost	36,662,592	36,662,592
Less: accumulated amortisation	(32,950,533)	(32,938,414)
Less: impairment losses	(3,712,059)	(3,632,338)
Total net patents	—	91,840

Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(568,300)	(516,636)
Less: impairment losses	(464,973)
Total net other intangible assets	—	516,637
Total net intangible assets	—	608,477

Reconciliation of patents
Opening net carrying amount	91,840	116,077
Less: amortisation expense charged	(12,119)	(24,237)
Less: Impairment expense	(79,721)
Total net patents	—	91,840

8.              INTANGIBLE ASSETS (cont.)

	Consolidated
	As at	As at
	31 December 2016	30 June 2016
	$	$
Reconciliation of other intangible assets
Opening net carrying amount	516,637	619,964
Less: amortisation expense charged	(51,664)	(103,327)
Less: Impairment expense	(464,973)	—
Total net other intangible assets	—	516,637

As the Company continues to experience slower market adoption of BREVAGenplus, and in line with the Company’s policy as described in note (2) to this half-year financial report, the Patents and other Intangible assets associated with the BREVAGen breast cancer risk test have been impaired by $ 544,694 in the half year ended 31 December 2016. The group conducted an impairment assessment over the intangible asset balance at the date of this report by;

i.                            calculating the value in use of each Intangible asset using a discounted cash flow model. These models used cash flows (revenues, expenses and capital expenditure) for each asset based on their remaining useful lives. These cash flows were then discounted to net present values, and

ii.                         comparing the resulting value in use of each Intangible asset to their respective book values

The Company also performed sensitivity analysis over the value in use calculations by varying the assumptions used to assess the impact on the valuations.

On consideration of all of these key assumptions the Company, in line with its impairment testing policy has fully impaired the intangible assets to $ Nil at 31 December 2016.

9. SEGMENT REPORTING

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Operations	2016	369,136	156,382	525,518	(4,072,364)
	2015	393,054	386,666	779,720	(4,346,547)

				Amortisation
		Assets	Liabilities	/depreciation/ Impairment	Purchases of equipment
Segment		$	$	$	$
Operations	2016	16,475,002	(1,767,062)	(712,682)	19,417
	2015	13,289,686	(1,406,497)	(390,074)	303,462

9.   SEGMENT REPORTING (cont.)

Business segments (cont.)

Notes:             In the above tables, all income statement figures relate to the periods ended 31 December 2016 and 2015, respectively whilst all balance sheet figures are as at 31 December 2016 and 30 June 2016, respectively.

Other revenues and income includes interest revenue of $25,694 (2015: $17,495).

Profit / (loss) after tax includes employee benefits expenses of $1,863,265 (2015: $2,012,986) and Impairment of Intangible assets expense of $ 544,694 (2015: Nil)

Assets includes cash of $15,001,741 (30 June 2016: $11,179,687).

Liabilities includes trade and other payables of $1,145,427 (30 June 2016: $837,983) and provisions of $587,600 (30 June 2016: $568,514).

There were no intersegment sales.

Geographic information

Australia - is the home of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA - is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland - is the home of GeneType AG.

Geographic segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$

Australia	2016	—	156,255	156,255	(2,140,420)
	2015	220	386,666	386,886	(710,657)

USA	2016	369,136	155	369,263	(1,925,671)
	2015	392,834	—	392,834	(3,624,954)

Switzerland	2016	—	—	—	(6,273)
	2015	—	—	—	(10,936)

Totals	2016	369,136	156,382	525,518	(4,072,364)
	2015	393,054	386,666	779,720	(4,346,547)

		Assets	Liabilities	Amortisation /depreciation/ Impairment	Purchases of equipment
Segment		$	$	$	$
Australia	2016	15,668,152	(1,477,731)	(707,717)	16,822
	2015	12,553,539	(1,199,257)	(379,944)	382,893

USA	2016	800,666	(279,900)	(4,965)	2,595
	2015	733,168	(202,200)	(10,130)	12,161

Switzerland	2016	6,184	(9,431)	—	—
	2015	2,979	(5,040)	—	—

Totals	2016	16,475,002	(1,767,062)	(712,682)	19,417
	2015	13,289,686	(1,406,497)	(390,074)	395,054

Note:        In the above tables, all income statement figures relate to the periods ended 31 December 2016 and 2015, respectively whilst all balance sheet figures are as at 31 December 2016 and 30 June 2016, respectively.

Australian profit / (loss) after tax includes Impairment of Intangible assets expense of $ 544,694 (2015: Nil)

9.   SEGMENT REPORTING (cont.)

Geographic segments (cont.)

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	As at	As at
	31 December 2016	30 June 2016
	$	$
Loan payable (USA) and loan receivable (Australia)	461,804	512,816
Foreign exchange gain (USA) and foreign exchange loss (Australia)	845,878	1,750,759
Cost of sales (USA) and sales (Australia)	47,222	91,896

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however key sales activities take place in the USA.

Major customers

During the half-years ended 31 December 2016 and 31 December 2015, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.

10. CONTRIBUTED EQUITY

	Consolidated
	As at	As at
	31 December 2016 $	30 June 2016 $

Issued and paid-up capital
Fully paid ordinary shares	122,094,819	115,272,576
Total contributed equity	122,094,819	115,272,576

Movements in shares on issue

Period ended 31 December 2016	Shares	$
Balance at the beginning of the half-year	1,715,282,724	115,272,576
Add: shares issued as part of private placements	720,000,000	8,050,369
Less: transaction costs arising on share issue	—	(1,228,126)
Balance at the end of the half-year	2,435,282,724	122,094,819

Year ended 30 June 2016	Shares	$
Balance at the beginning of the financial year	1,714,191,631	115,247,128
Add: shares issued as part of the conversion of convertible notes	1,091,093	27,102
Less: transaction costs arising on share issue	—	(1,654)
Balance at the end of the financial year	1,715,282,724	115,272,576

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

10.       CONTRIBUTED EQUITY (cont.)

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

11.       RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the half-year ended 31 December 2016 various transactions between entities within the Group and other related parties occurred, as listed below. Except where noted, all amounts were charged on commercial, similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the half year ended 31 December 2016 Phenogen Sciences Inc., a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $47,222 (2015: $48,696).

12.       DIVIDENDS PAID AND PROPOSED

No dividends were paid during the half-year ended 31 December 2016 and no dividends were proposed.

13.       EVENTS AFTER THE BALANCE SHEET DATE

There have been no events which have occurred after balance sheet date.

DIRECTORS’ DECLARATION

In the opinion of the Directors:

(a)         the financial statements and notes, as set out on pages 5 to 15 are in accordance with the Corporations Act 2001, including:

(i)             complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)          giving a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and of its performance for the half-year ended on that date; and

(b)         there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

/s/ Malcolm R. Brandon
DR. MALCOLM R. BRANDON
Non-Executive Chairman

Melbourne, 23 February 2017

Independent auditor’s review report to the members of Genetic Technologies Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited (the company), which comprises the consolidated balance sheet as at 31 December 2016, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Genetic Technologies Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Genetic Technologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTH BANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 613 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001 including:

1.              giving a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and of its performance for the half-year ended on that date;

2.              complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Sam Lobley
Sam Lobley	Melbourne
Partner	23 February 2017